U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

November 12, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C. 20549

Re: Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525

Dear Sir or Madam:

On behalf of the Trust and pursuant to paragraph (a) of Rule 485 of the Securities Act of 1933, as amended, attached herewith for filing please find the filing to add a new series to the Trust referenced in the attached filing.

If you have any questions or require further information, do not hesitate to contact me at (402) 926-8068.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Joseph M. Destache

Joseph M. Destache
Secretary of Managed Portfolio Series

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP